UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Delivers 14 Commercial and 20 Executive Jets in 1Q14

São José dos Campos, Brazil, April 15, 2014 – During the first quarter of 2014 (1Q14), Embraer (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 14 jets to the commercial aviation market and 20 to the business aviation market, for a total of 34 aircraft, compared to 29 aircraft delivered in the same period of 2013. On March 31, 2014, the firm order backlog totaled USD 19.2 billion, an increase of USD 1 billion over December 31, 2013.

Deliveries by Segment	1Q14

Commercial Aviation	14
EMBRAER 170 (E170)	1
EMBRAER 175 (E175)	8
EMBRAER 190 (E190)	4
EMBRAER 195 (E195)	1

Executive Aviation	20*
Light jets	17
Large jets	3

TOTAL	34
*3 Phenom 100, 14 Phenom 300, 2 Legacy 650 and 1 Lineage 1000

The backlog for the first quarter of 2014 includes a firm order for 50 E-Jets E2 aircraft from Air Costa, an Indian airline, in an acquisition that is comprised of 25 E190-E2s and 25 E195-E2s, as announced on February 13th during the Singapore Airshow.

Backlog – Commercial Aviation (March 31, 2014)
Model	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	188	26	188	0
E175	375	372	195	180
E190	568	163	500	68
E195	145	22	129	16
E175-E2	100	100	0	100
E190-E2	50	50	0	50
E195-E2	50	50	0	50
TOTAL	1,476	783	1,012	464
Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755

Hervé Tilloy

		herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com

This document may contain projections, statements, and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events, and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755

Hervé Tilloy

		herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	188	188	-
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	15	15	-
Jetscape (USA)	1	1	-
LOT Polish (Poland)	6	6	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-
* Aircraft delivered by ECC Leasing: one to Cirrus, two to Paramount,one to Satena and two to Gulf Air

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	375	195	180
Air Canada (Canada)	15	15	-
Aldus (Ireland)	5	-	5
ECC Leasing (Ireland)	1	1	-
Air Lease (USA)	8	8	-
Alitalia (Italy)	2	2	-
American Airlines (USA)	60	-	60
CIT (USA)	4	4	-
Flybe (UK)	35	11	24
GECAS (USA)	5	5	-
Jetscape (USA)	4	4	-
LOT Polish (Poland)	12	12	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	101	78	23
Royal Jordanian (Jordan)	2	2	-
TRIP (Brazil)	5	5	-
United Airlines (USA)	30	1	29
Skywest (USA)	40	1	39
Suzuyo (Japan)	5	5	-
* Aircraft delivered by ECC Leasing: one to Air Caraibes

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755

Hervé Tilloy

		herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	568	500	68
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Aldus (Ireland)	15	-	15
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadeloupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldova)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	8	1
BOC Aviation (Singapore)	14	10	4
Conviasa (Venezuela)	13	13	-
China Southern (China)	20	20	-
CIT (USA)	7	2	5
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	26	1
Hainan (China)	50	50	-
Hebei (China)	7	5	2
JetBlue (USA)	88	64	24
Jetscape (USA)	7	7	-
Kenya Airways (Kenia)	10	10	-
KLM (Netherlands)	22	22	-
KunPeng (China)	5	5	-
LAM (Mozambique)	3	2	1
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAS Air (Saudi Arabia)	10	3	7
NIKI (Áustria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Austrália (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-
Undisclosed	8	-	8

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755

Hervé Tilloy

		herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	145	129	16
Aurigny (Guernsey)	1	-	1
Azul (Brazil)	59	46	13
Belavia (Belarus)	2	-	2
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Jetscape (USA)	2	2	-
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175-E2	100	-	100
Skywest (USA)	100	-	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	50	-	50
Air Costa (India)	25	-	25
ILFC (USA)	25	-	25

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	50	-	50
Air Costa (India)	25	-	25
ILFC (USA)	25	-	25

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755

Hervé Tilloy

		herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Aircraft delivered by ECC Leasing (included in the previous tables)
Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing	8	8	-
EMBRAER 170	6	6	-
Cirrus (Germany)	1	1	-
Paramount (India)	2	2	-
Satena (Colombia)	1	1	-
Gulf Air (Bahrain)	2	2	-
EMBRAER 175	1	1	-
Air Caraibes (Guadeloupe)	1	1	-
EMBRAER 190	1	1	-
JetBlue (USA)	1	1	-

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755

Hervé Tilloy

		herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer